UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
WiderThan Co., Ltd.

(Name of Subject Company)
WiderThan Co., Ltd.

(Name of Person(s) Filing Statement)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share

(Title of Class of Securities)
Common Shares, par value (Won) 500 per share

(Title of Class of Securities)
The Common Shares, which are not traded on U.S. markets,
have not been assigned a CUSIP number
The CUSIP number for the related American
Depositary Shares is 967593 10 4

(CUSIP Number of Class of Securities)
WiderThan Americas, Inc.
519 Eighth Avenue, 2nd Floor
New York, New York 10018
Attention: Dan Nemo, Senior Vice President and General Counsel
(212) 391-6668

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission, which we refer to as the SEC, on September 29, 2006, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule 14D-9, by WiderThan Co., Ltd., a chusik hoesa organized under the laws of the Republic of Korea, which we refer to as WiderThan or the company, relating to the tender offer made by RN International Holdings, B.V., which we refer to as the offeror and which is a besloten vennootschap and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation, which we refer to as RealNetworks or the buyer, as set forth in the Tender Offer Statement filed by offeror and RealNetworks on Schedule TO, dated September 29, 2006, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule TO, to purchase all of the outstanding company securities at a price of $17.05 per company security, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2006, and in the related letter of transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     Section 8 is hereby amended and supplemented by adding the following:
“On October 23, 2006, the company issued a press release announcing its intention to voluntarily terminate its listing of its ADSs on the NASDAQ Global Market. The press release is filed as an exhibit hereto.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:
"(a)(12) Press Release issued by the Company on October 23, 2006.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dan Nemo
	Name:	Dan Nemo
	Title:	Senior Vice President and General Counsel

Dated: October 23, 2006